

August 2, 2012

<u>Via E-Mail</u>
Mr. Dean L. Cash
Chief Executive Officer
ATEL Growth Capital Fund 8, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re:** **ATEL Growth Capital Fund 8, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 26, 2012**
> **File No. 333-178629**

Dear Mr. Cash:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your revised disclosure and response to comment 1 in our letter dated July 23, 2012, however, it does not appear that you fully complied with our comment, and in some cases disclosure should be made more clear. Please revise your disclosures as follows:

- If you retain the language on the cover page regarding comparability to disclosures by companies that are not emerging growth companies, please confine your statement to the timing of compliance with new or revised accounting standards. Since you are not required to irrevocably elect to opt in or out of other disclosures that are optional for emerging growth companies, you should not say that your "disclosures" will comply with standards applicable to issuers other than emerging growth companies.

- Please clarify the various exemptions that are available to you as an emerging growth company, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Please consider including this disclosure in your risk factors. We note that you have disclosure in MD&A, but it is not clear that these exemptions apply to you as an emerging growth company. We note your statement that they do not apply to the Fund as a smaller reporting company. Therefore, it may be unclear to investors that these exemptions do apply to you at this time. To clarify, please consider first describing the exemptions that are available to you as an emerging growth company, and then explaining whether they would be available to you in any event as a smaller reporting company.

Dean L. Cash
ATEL Growth Capital Fund 8, LLC
August 2, 2012
Page 2

- As requested, describe how and when a company may lose emerging growth company status.

- On pages 52 and 53 of the marked copy, clearly state that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and include a statement that the election is irrevocable. The current statement that you are "opt[ing] out of accounting standards applicable to emerging growth companies" is less clear to readers.

Exhibit A

Prior Performance Information

2. Please update your prior performance information through June 30, 2012.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
      Paul J. Derenthal, Esq.